Exhibit 17.1

Joel R. Freedman
206 Trianon Lane
Villanova, PA 19085

April 15, 2009

Robert M. Bernstein, President
Matech Corp.
11661 San Vicente Blvd.
Suite 707
Los Angeles, CA 90049

VIA FAX: 310-473-3177

Dear Bob:

It is with deep regret that I must inform you of my resignation as an officer and director of Matech Corp. Unfortunately, my resignation is a condition of my new employment with Citi Smith Barney. I will, however, be able to continue to act as an advisor and consultant to the company on an ongoing basis. I plan on serving in this new capacity to continue my over 20-year service to Matech. I stand ready to assist the company in any way possible to reach its goals.

Please call me if you have any questions regarding this letter. I look forward to our continuing relationship and hope that this is the year that Matech breaks through.

Sincerely,

/s/ Joel R. Freedman

Joel R. Freedman